Thunderbird

December 14, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3628
One Station Place
100 F Street, N.E.
Washington, DC 20549

SUPPL

RECEIVED
2007 DEC 18 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Thunderbird Resorts, Inc. (File No. 82-35133)

Ladies and Gentlemen:

On behalf of Thunderbird Resorts, Inc. (the "*Company*"), please accept this letter as a notification that the Company intends to satisfy the requirements of Rule 12g3-2(b) of the Securities Exchange Act by making all applicable information available at its web site, located at www.thunderbirdresorts.com.

If you have any questions or need any further information, please do not hesitate to contact the Company's counsel, Anthony J. Renzi, Jr. of Akin Gump Strauss Hauer & Feld LLP, at (202) 887-4596 or the undersigned at 011-507-223-1234. Thank you in advance for your assistance.

Very truly yours,

07028695

Albert W. Atallah
Vice President and General Counsel
Thunderbird Resorts Inc.

cc: Anthony J. Renzi
Akin Gump Strauss Hauer & Feld LLP
Robert S. Strauss Building
1333 New Hampshire Avenue, N.W.
Washington, DC 20036-1564

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

END

LATIN AMERICA OFFICE
EDIFICIO THUNDERBIRD
CALLE ALBERTO NAVARRO, EL CANGREJO
APARTADO 0823-00514
PANAMA, REPUBLIC OF PANAMA
TEL: (507) 223-1234
FAX: (507) 223-0869

www.thunderbirdresorts.com
INFO@THUNDERBIRDRESORTS.COM

ASIA OFFICE
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